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                                                                October 28, 2005

Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Jack Guggenheim

VIA EDGAR


                                GRAVITY CO., LTD.
     ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                               FILE NO. 000-51138


Dear Mr. Guggenheim:

     Reference is made to the letter dated September 26, 2005 (the "Request Letter") from Ms. Cecilia D. Blye of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the "SEC"). The Request Letter requests, in connection with the SEC's review of the annual report on Form 20-F for the fiscal year ended December 31, 2004 for Gravity Co., Ltd. (the "Company"), that the Company respond to the SEC's comment regarding the Company's contacts with countries that have been identified as state sponsors of terrorism.

     In this regard, the Company acknowledges that:

     - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - the Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     - the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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     The comments of the Staff are set forth below, and the responses from the
Company are set forth below the Staff comments.

SEC Staff Comment:

     WE NOTE THAT ON PAGE 31 OF YOUR 20-F YOU STATE THAT YOU ARE PLANNING TO CONDUCT 'CLOSED BETA TESTING' OF RAGNAROK ONLINE IN 15 COUNTRIES, INCLUDING SYRIA AND IRAN. IN LIGHT OF THE FACT SYRIA AND IRAN HAVE BEEN IDENTIFIED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM AND ARE SUBJECT TO ECONOMIC SANCTIONS ADMINISTERED BY THE U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL (OFAC), PLEASE DESCRIBE FOR US THE EXTENT AND NATURE OF YOUR PAST, CURRENT AND ANTICIPATED CONTACTS WITH SYRIA AND IRAN; ADVISE US OF THE MATERIALITY TO YOU OF YOUR CONTACTS WITH SYRIA AND IRAN AND ADVISE US OF YOUR VIEW AS TO WHETHER THOSE CONTACTS CONSTITUTE, EITHER INDIVIDUALLY OR IN THE AGGREGATE, A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. IN PREPARING YOUR RESPONSE PLEASE CONSIDER THAT EVALUATIONS OF MATERIALITY SHOULD NOT BE BASED SOLELY ON QUANTITATIVE FACTORS, BUT SHOULD INCLUDE CONSIDERATION OF ALL FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. IN THIS REGARD, WE NOTE THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING DIVESTMENT FROM, OR REPORTING OF INTERESTS IN, COMPANIES THAT DO BUSINESS WITH COUNTRIES DESIGNATED AS STATE SPONSORS OF TERRORISM.

The Company's Response:

(i) The extent and nature of the Company's past, current and anticipated contacts with Syria and Iran.

     The Company has no assets located in Syria and Iran, has not provided any goods or services to any person in Syria or Iran and has not maintained any place of business in those two countries.

     On May 2, 2005, the Company entered into a licensing agreement (the "Licensing Agreement") with Sento Enterprises Limited, a corporation organized and existing under the laws of the Republic of Cyprus ("Sento"), pursuant to which Sento will, in consultation with the Company, handle marketing, operations, billing and customer service for Ragnarok Online to online game users in the Middle East, including those in Bahrain, Egypt, Iran, Iraq, Israel, Jordan, Kuwait, Lebanon, Oman, Qatar, Saudi Arabia, Syria, the United Arab Emirates and Yemen. The term of the Licensing Agreement is for three years from when the Ragnarok Online is first offered commercially to online game users in the Middle East. The Company and Sento have not yet begun offering Ragnarok Online to online game users in the Middle East and the two companies are still in the process of preparing for the closed beta testing of Ragnarok Online.

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     The Company has agreed in principle with Sento to amend the Licensing
Agreement such that Syria and Iran will be removed from the countries to be covered under the scope of the Licensing Agreement. The Company plans to enter into such amendment on or about November 4, 2005.

(ii) The materiality to the Company of the Company's contacts with Syria and Iran.

     As mentioned above, the Company will enter into an amendment to the Licensing Agreement to remove Syria and Iran from the countries covered under the scope of the Licensing Agreement. As a result, the contemplated commercial launch of Ragnarok Online in the Middle East will not result in the Company having any contact with either Syria or Iran.

(iii) The Company's views as to whether those contacts constitute, either individually or in the aggregate, a material investment risk for the Company's security holders.

     The Company did not have, and currently does not have, any contact with either Syria or Iran. Moreover, as the Licensing Agreement will be amended to exclude Syria and Iran, the Company does not expect to have any contact with Syria or Iran in the future.

     For the foregoing reasons, the Company views that the Company's security holders are not exposed to any material investment risk in connection with the Company having any contact with a state sponsor of terrorism.

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     We hope that the above is responsive to the SEC's comments. Please do not hesitate to contact me at +82 (2) 3485 1002 (Fax: +82 (2) 3442 7097) should you have any questions or comments. Also, we would appreciate you copying Mark J. Lee and David Cho of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax:
212-521-8950 (U.S. fax number)) when you send any written correspondence to us to ensure that we will be able to promptly respond to any comments or requests from the SEC.



                                            Very truly yours,

                                            /s/ John C. Chung

                                            John C. Chung
                                            General Counsel



cc: Ms. Celicia D. Blye, Chief of the Office of Global Security Risk

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